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EXHIBIT 20.09
AMENDMENT NO. 3 TO AGREEMENT AND PLAN OF MERGER

This Amendment No. 3 to Agreement and Plan of Merger (the "Amendment") is made and entered into as of this 17th day of October, 2000, by and among EZConnect, Inc., a Nevada corporation ("EZConnect"), EZConnect Merger Co. ("Merger Sub"), a Nevada corporation, and Encore Wireless, Inc., a California corporation ("Encore").
                             RECITALS

A. EZConnect, Merger Sub, and Encore have entered into that certain Agreement and Plan of Merger, dated as of July 8, 2000, as amended on August 9, 2000 and September __, 2000 (collectively, the "Agreement"). Unless otherwise defined herein, all terms used with initial capital letters shall have the same meanings as defined in the Agreement.

B.   The parties desire to further amend the Agreement as set forth herein.

                            AGREEMENT

1. Section 3.03 of the Agreement is hereby amended in its entirety to read as follows:

Section 3.03 Capitalization. On the Closing Date and the issuance of the shares set forth in Sections 1.06(a) and 5.04 of the Agreement, the authorized capitalization of EZConnect consists of 50,000,000 shares of Common Stock, $0.001 par value (the "EZConnect Common Stock"), of which 4,396,089 shares are issued and outstanding, and 5,000,000 shares of preferred stock, $0.001 par value, of which 3,000,000 shares have been designated as the "Series A Preferred Stock," of which 2,500,000 shares are issued and outstanding. All issued and outstanding shares of EZConnect are legally issued, fully paid, nonassessable, and free of preemptive rights. There are no dividends or other amounts due or payable with respect to any of the shares of capital stock of EZConnect. EZConnect has outstanding options and warrants exercisable to purchase, and outstanding convertible securities convertible into, an aggre-

gate of 5,950,000 shares of EZConnect Common Stock, and EZConnect has reserved 5,950,000 shares of EZConnect Common Stock for issuance on exercise of such options and warrants and conversion of such convertible securities.

2. Section 6.14 of the Agreement is hereby amended in its entirety to read as follows:

Section 6.14 Opinion of Counsel. EZConnect shall deliver five (5) business days after the Closing a legal opinion confirming the representations of EZConnect as set forth in the first and last sentences of Section 3.03 of the Agreement.

3.   Section 6.15 is hereby added to read as follows:

Section 6.15 Adjustment of Options. EZConnect is negotiating settlements with Gregory Spencer and William Flury, former executive officers and directors of EZConnect, which settlements will include, among other matters, a reduction in the number of shares of EZConnect Common Stock issuable on exercise of options held by them from approximately 850,000 vested options each to 300,000 shares each. If EZConnect is unable to reach settlements with both Mr. Spencer and Mr. Flury by [December 31, 2000], which settlements include the reduction in shares as indicated, then the number of shares of EZConnect Common Stock issuable on exercise of options issued to Kevin S. Hamilton and Tod M. Turley under their employment agreements shall be increased from 750,000 shares each to 1,250,000 shares each.

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     4.   Other than as set forth above, the Agreement remains in full force and effect.

IN WITNESS WHEREOF, the parties have duly executed and delivered this Amendment as of the date first written above.

Encore Wireless, Inc.              EZConnect, Inc.

By:/S/                                    By:/S/
   Tod M. Turley                         Authorized Signatory
   President
                                   EZConnect Merger Co.

                                          By:/S/
                                          Authorized Signatory